Exhibit 99.5

Red White & Bloom’s High Times Brand[2] further establishes market demand across 23 Michigan Dispensaries

-Initial $1.25m (CA) order was > 60% sold through within 2 weeks

-Pre-orders exceed 10% of some retailer’s total inventory, paying homage to a brand entrenched in the fabric of Michigan’s cannabis culture

-MRA Reports Michigan’s April Cannabis Sales of US $154 Million, Putting the Current Annualized Run-rate Market at US $1.85 Billion

TORONTO, May 25, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”) is pleased to announce a successful launch of the High Times branded THC products at 23 dispensaries (provisioning centers) throughout the majority of Michigan[3].

HIGH TIMES

INTRODUCING RED LABEL AND BLACK LABEL CANNABIS

HIGH TIMES
BLACK LABEL
HIGH TIMES
HIGH TIMES
BLACK LABEL
HIGH TIMES
RED LABEL
HIGH TIMES
HIGH TIMES
RED LABEL

Let the High Times Roll.

Brad Rogers, Chairman & CEO Commented: “Watching our brand strategy play out and begin to dominate in an ever increasingly crowded and commoditized market has been very rewarding. Delivering top shelf product that stands behind and supports one of the most recognizable brands with such a storied past is truly an honor and our customers have been overwhelmingly positive to it” Rogers continued “There’s no better brand to end cannabis prohibition with than High Times and RWB is in the perfect markets to leverage that incredible equity to the best customers”

SKU Sales Inventory & Reception:

Phase 1 of the official launch included packaged flower and Prerolls in the following formats: 3.5g Black Label Flower; 3.5g Red Label Flower; 1g Black Label Single Prerolls; 1g Red Label Single Prerolls; 2.5g Black Label 5-pack; 2.5g Red Label 5-pack

Wholesale customers, licensed Provisioning Centers, (aka dispensaries) initial purchasing habits were marked by strong demand represented by large orders relative to current overall inventory (>10%) and reported increased consumer foot traffic.

In addition to the well-received THC products, the company saw high demand, and sales, of High Times branded “swag,” a profitable marketing feature which enhances brand visibility and loyalty. This first swag drop was a limited run of niche pieces and will be expanded in the coming weeks and months alongside the product line expansion.

Sales Insights & Forward Planning:

After only 2 weeks, the overall sell through rate for all wholesale customers exceeded 60% and customers reported the products as a great value.

Starting in June, the second line of the brand which is to include vapes, concentrates and edibles will be launched and made available to an expanded wholesale network of dispensaries. The company is also planning to build excitement through more “limited drops” and “collaborations”, which were used to kick off the brand over the last several months, to much fanfare.

Statewide Coverage as of Q2 2021:

Through a network of trusted, top-tier revenue-producing retailers throughout the State, which spans all metropolitan economic areas, Red White & Bloom, through its licensed partner, has effectively launched the High times THC branded products to all corners of Michigan cannabis culture.

It is the Company’s strategic plan to see the High Times branded THC products at the highest-trafficked most influential stores in the State and “in-fill” the remaining locations once full cultivation capacity comes online as RWB’s investee commissions several new larger-scale cultivation facilities through 2021.

The dispensaries included in the initial drop include:

-5 and Dime Detroit (PC-000205) (MEDICAL ONLY)

-Motown Meds Detroit (PC-000259) (MEDICAL ONLY)

-Shake and Bake Detroit (PC-000226) (MEDICAL ONLY)

-House of Dank 8 Mile Detroit (PC-000178) (MEDICAL ONLY)

-House of Dank Fort Street, Detroit (PC-000220) (MEDICAL ONLY)

-House of Dank - BEL-AIR (PC-000180) (MEDICAL ONLY)

-House of Dank Gratiot, Detroit (PC-000496) (MEDICAL ONLY)

-House of Dank Livernois, Detroit (PC-000314) (MEDICAL ONLY)

-Breeze Hazel Park (AU-R-000188)

-HOD *** New Location*****

     -     Exclusive Ann Arbor (PC-000064) (AU-R-000100)

     -     H.O.D. YPSILANTI f/k/a VITALITY (PC-000088) (AU-R-000264)

     -     House of Dank Traverse City (PC-000422) (MEDICAL ONLY)

     -     Exclusive Kalamazoo (AU-R-000289) (PC-000292)

     -     Exclusive Grand Rapids (PC-000568) (AU-R-000370)

     -     Remedii Battle Creek (AU-R-000193)(PC-000232)

     -     Elite Wellness Mount Morris (AU-R-000103) and Med

     -    Elite Wellness Jackson (Adult use)

    -    Remedii Morenci (AU-R-000130) (Pc-000260)

   -    Remedii Vassar (AU-R-000194) (PC-000267)

   -    Remedii Roots Bay City (AU-R-000143)(PC-000261)

    -    DOA (Dank on Arrival) Bay City (AU-R-000145)(PC-000249)

    -    Elite Wellness Bay City (rec and med)

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

[2] RWB owns the exclusive commercialization and marketing rights to the High Times brand (retail dispensaries, branded THC products and branded delivery) in Michigan, Illinois and Florida.

[3] RWB has sublicensed its exclusive rights to the High Times brand to its Michigan Investee, PharmaCo.